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APR 01 2024

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SEC FILE NUMBER
8-71018

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/06/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Audacity Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26455 Riverrock Way
(No. and Street)

Santa Clarita	CA	91350
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Katherine Anderson	404-303-8840	kanderson@bdsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Road, Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Shippy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Audacity Capital Partners LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

See attached certificate

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles------------------------

On March 05, 2024 before me, Jillian Ibarra, Notary Public-------------------------,
Date *Here Insert Name and Title of the Officer*

personally appeared Jeffrey Shippy
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

JILLIAN IBARRA
Notary Public - California
Los Angeles County
Commission # 2453768
My Comm. Expires Jul 18, 2027

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ____________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: — Number of Pages: 07

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Corporate Officer – Title(s): ____________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer is Representing: ____________

Signer's Name: ____________
☐ Corporate Officer – Title(s): ____________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer is Representing: ____________

AUDACITY CAPITAL PARTNERS LLC

REPORTS PURSUANT TO RULES 17a-5(d)

AUDITED FINANCIAL STATEMENTS FOR THE PERIOD JULY 6, 2023

(DATE OF FINRA APPROVAL) THROUGH DECEMBER 31,2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Audacity Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Audacity Capital Partners, LLC as of December 31, 2023, the related statements of operations, changes in member's equity and cash flows for the period July 6, 2023 (date of FINRA approval) to December 31, 2023 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Audacity Capital Partners, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year the period July 6, 2023 to December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Audacity Capital Partners, LLC 's management. Our responsibility is to express an opinion on Audacity Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Audacity Capital Partners, LLC 's financial statements. The supplemental information is the responsibility of Audacity Capital Partners, LLC 's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2023.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 20, 2024

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

AUDACITY CAPITAL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	33,870
Other assets		988
Total assets	**$**	**34,858**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses		1,500
Total liabilities	$	1,500

MEMBER'S EQUITY:

Member's equity		33,358
Total liabilities and member's equity	**$**	**34,858**

The accompanying notes are an integral part of this statement.

AUDACITY CAPITAL PARTNERS LLC

STATEMENT OF OPERATIONS
FOR THE PERIOD JULY 6, 2023 (DATE OF FINRA APPROVAL)
THROUGH DECEMBER 31, 2023

REVENUES:		
Success fees		-
Total income		-
EXPENSES:		
General operating		62
Professional services		7,593
Regulatory		993
Total expenses		8,648
NET LOSS	**$**	**(8,648)**

The accompanying notes are an integral part of this statement.

AUDACITY CAPITAL PARTNERS LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD JULY 6, 2023 (DATE OF FINRA APPROVAL) TO DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(8,648)
Adjustments to reconcile net income to net cash used by operating activities:		
Decrease in other assets		(452)
Increase in accounts payable		1,500
Net cash used IN operating activities		(7,600)
NET DECREASE IN CASH		(7,600)
CASH AND CASH EQUIVALENTS, at July 6, 2023		41,470
CASH AND CASH EQUIVALENTS, at end of year	**$**	**33,870**

The accompanying notes are an integral part of this statement.

AUDACITY CAPITAL PARTNERS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD JULY 6, 2023 (DATE OF FINRA APPROVAL)
THROUGH DECEMBER 31, 2023

BALANCE, July 6, 2023	$	42,006
Net loss		(8,648)
BALANCE, December 31, 2023	**$**	**33,358**

The accompanying notes are an integral part of this statement.

AUDACITY CAPITAL PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD JULY 6, 2023 (DATE OF FINRA APPROVAL) THROUGH DECEMBER 31, 2023

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

Audacity Capital Partners LLC (the "Company") was organized in the State of California on February 9, 2021 as a limited liability company. The Company's objective is to assist business clients in the areas of private placements and mergers and acquisitions. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company identified the provision of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3.

15c3-3 Exemption

The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. §240.15c3-3. The Company met the identified provisions of Footnote 74 for the year ended December 31, 2023.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes:

The Company is not a taxable entity and thus the financial statements do not include a provision for income taxes. The Company's member is taxed on their respective share of the Company's earnings. Under FASB ASC 740-10, accounting for uncertainty in income tax, the Company has evaluated its tax positions including its tax status and determined that it has no uncertain tax positions.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Accounting:

The Company maintains its books and records on an accrual basis of accounting in accordance with generally accepted accounting principles in the U.S. and as required by FINRA and the SEC. The Company is evaluating new accounting standards and will implement as required.

Revenue Recognition:

Thc Company has adoptcd ASU 2019-04, Rcvcnuc from Contracts and Customcrs and all subsequent amendments to the ASU (collectively, ASC 606) which creates a single framework for recognizing revenue from contracts with customers. Revenue is measured based on considerations specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring a service to a customer. The Company had no revenue during the period.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that during the Company's first year of operations as a broker-dealer, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $32,370, which was $27,370 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .05 to 1.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company at December 31, 2023 has no unfulfilled contract, commitments, or contingencies. Going concern, the Company sustained a net loss and negative cash flow from operations. However, management has determined that the Company will be able to meet current obligations and net capital requirements through future revenue or capital contributions.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company operates from office space provided by its Owner and does not record these shared expenses as is allowed under Rule 15c3-1(c)(2)(i)(F) of the Securities Exchange Act of 1934, and further guidance on FINRA Notice 03-63, because the Owner is deemed to have adequate resources independent of the broker dealer to pay his liabilities and expenses. For the period July 6, 2023 through December 31, 2023, the non-reimbursed shared expenses were not material to the financial statements.

NOTE 5 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued, February 20, 2024. The evaluation did not result in any subsequent events that required adjustments or disclosures.

SUPPLEMENTARY INFORMATION

SCHEDULE I

AUDACITY CAPITAL PARTNERS LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2023

CREDIT:		
Total member's equity		33,358
DEBITS:		
Nonallowable assets:		
Other assets		988
Total debits		988
NET CAPITAL		32,370
Minimum requirement of 6-2/3% of aggregate indebtedness of $1,500 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**27,370**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	**$**	**1,500**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.05 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Audacity Capital Partners, LLC

We have reviewed management's statements for the period July 6, 2023 (date of FINRA Approval) through December 31, 2023, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Audacity Capital Partners, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Audacity Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Audacity Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 20, 2024

goldman & COMPANY, CPAS
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

AUDACITY CAPITAL PARTNERS LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2023

Audacity Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period July 6, 2023 (date of FINRA approval) through December 31, 2023 without exception.

I, Jeffrey Shippy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jeffrey Scott Shippy
Signature

2/6/2024
Date

Chief Executive Officer
Title

See Report of Independent Registered Public Accounting Firm.